Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)
880 – 609 Granville Street
Vancouver, BC  V7X 1G5

Item 2

Date of Material Change

August 5, 2005

Item 3

News Release

A press release was issued on August 5, 2005, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

The Company has completed its plan of reactivation, resulting in the relisting of Buffalo’s shares on the TSX Venture Exchange.

2.

Buffalo also reports that it has, subject to regulatory approval, arranged a further non-brokered private placement of 1,000,000 shares at a price of USD$0.15 per share.

Item 5

Full Description of Material Change

Please see attached Schedule "A"

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

John V. Tully, President of the Company at (604) 685-5492.

Item 9

Date of Report

August 5, 2005

BUFFALO GOLD LTD.

Per:

John V. Tully

John V. Tully
President and Director

SCHEDULE "A"

Further to its news release of April 18, 2005, Buffalo Gold Ltd. (TSX-V:BUF.U) is pleased to report that it has completed its plan of reactivation, resulting in the relisting of Buffalo’s shares on the TSX Venture Exchange.

The plan of reactivation involved three components: the acquisition of the Red Property in north-central British Columbia, a non-brokered private placement of 3,100,000 shares at a price of USD$0.15 per share equity financing to generate proceeds of USD$465,000 and the settlement of indebtedness totalling USD$320,940 by the issuance of shares of Buffalo.  All certificates issued are subject to a four-month hold period expiring December 3, 2005.

The Red Property is a large, under-explored copper-gold porphyry prospect located forty kilometres south of Northgate’s Kemess Mine within the northwest trending Quesnel terrane of the Intermontane Belt of northern B.C.  This terrane is intruded by a number of Mesozoic intrusions and related copper-gold-molybdenum deposits such as Kemess, Copper Mountain, Mount Polley, Lorraine, Mt. Milligan, Gibraltar and Highland Valley.  The Kemess Mine is Northgate’s principal asset.  In 2004, Northgate produced 300,000 ounces of gold and 78 million pounds of copper at a cash cost of USD$135/oz.

To date, limited drilling on the Red Property has intersected significant widths of porphyry copper-gold mineralization with grades that compare well with those at the Kemess deposits (please refer to Buffalo’s news release of April 18, 2005).  The structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies remains to be fully tested.  Buffalo plans to undertake a program of diamond drilling as soon as possible to further test its highest priority targets within this structural corridor.

Buffalo is also pleased to report that it has, subject to regulatory approval, arranged a further non-brokered private placement of 1,000,000 shares at a price of USD$0.15 per share.

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